Eargo, Inc.

2665 North First Street, Suite 300

San Jose, California 95134

October 25, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christine Westbrook

Re:	Eargo, Inc.
Registration Statement on Form S-1
File No. 333-267071

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-267071) (as amended, the “Registration Statement”) of Eargo, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:30 p.m., Washington, D.C. time, on October 27, 2022, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling David Zaheer at (213) 891-8045 or Harry Demas at (650) 470-4828.

Thank you for your assistance in this matter.

Very truly yours,

Eargo, Inc.

By:	/s/ Christian Gormsen
Christian Gormsen
President and Chief Executive Officer

cc:	Christy La Pierre, Eargo, Inc.

David Zaheer, Latham & Watkins LLP

Harry Demas, Latham & Watkins LLP

Kathleen Wells, Latham & Watkins LLP